SEC File No. 70-10295

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Certificate Pursuant to Rule 24

Under the Public Utility Holding Company Act of 1935

Filed by

National Grid plc

        Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended, National Grid plc (“National Grid”) certifies that, as described in the application / declaration on Form U-1 in File 70-10295 (the “Application”), which was granted and became effective by order of the Commission in Public Utility Holding Company Act Release No. 27980 (June 1, 2005), National Grid solicited proxies from its shareholders as described in the Application, effected a share consolidation, and retired, redeemed and/or converted certain securities as described more fully in the Application. National Grid certifies that these transactions have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and of the Commission’s order with respect thereto.

Exhibits

D-2 “Past Tense” Opinion of Counsel

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Grid has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 30, 2005	/s/ Helen Mahy Helen Mahy Group Company Secretary and General Counsel National Grid plc